Exhibit 99.1
GLASS HOUSE BRANDS INC.
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF
SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2025 AND 2024

GLASS HOUSE BRANDS INC.
Table of Contents

Page(s)

Unaudited Condensed Interim Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3 - 4

Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 36

GLASS HOUSE BRANDS INC.
Unaudited Condensed Consolidated Balance Sheets
(Amounts Expressed in United States Dollars in Thousands, Except Par Value and Share Data, Unless Otherwise Stated)

	September 30, 2025	December 31, 2024
ASSETS
Current Assets:
Cash	$26,271	$33,923
Restricted Cash	—	3,000
Accounts Receivable, Net	6,138	5,221
Income Taxes Receivable	1,872	1,929
Prepaid Expenses and Other Current Assets	20,679	7,775
Inventory	19,376	14,252
Total Current Assets	74,336	66,100
Operating Lease Right-of-Use Assets, Net	4,130	8,168
Finance Lease Right-of-Use Assets, Net	2,355	2,568
Long Term Investments	—	2,341
Property, Plant and Equipment, Net	222,405	212,252
Intangible Assets, Net	11,758	14,200
Restricted Cash, Net of Current Portion	3,500	—
Other Assets	1,333	4,873
TOTAL ASSETS	$319,817	$310,502
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$28,762	$31,128
Income Taxes Payable	2,408	2,408
Contingent Shares Payable and Earnout Liabilities	—	20,265
Shares Payable	—	2,579
Current Portion of Operating Lease Liabilities	1,082	1,565
Current Portion of Finance Lease Liabilities	941	889
Current Portion of Notes Payable	36	7,644
Total Current Liabilities	33,229	66,478
Operating Lease Liabilities, Net of Current Portion	3,160	6,860
Finance Lease Liabilities, Net of Current Portion	1,258	1,688
Other Non-Current Liabilities	31,600	20,869
Notes Payable, Net of Current Portion	68,814	50,552
TOTAL LIABILITIES	138,061	146,447
MEZZANINE EQUITY:
GH Group, Inc. Preferred Series B Shares ($0.00001 par value, 55,000 shares authorized, nil and 49,969 shares issued and outstanding as of September 30, 2025 and December 31, 2024)	—	65,084
GH Group, Inc. Preferred Series C Shares ($0.00001 par value, 5,000 shares authorized, nil and 5,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024)	—	6,279
GH Group, Inc. Preferred Series D Shares ($0.00001 par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024)	15,000	15,000
GH Group, Inc. Series E Convertible Preferred Shares ($0.00001 par value, 80,000 shares authorized, 77,500 and nil shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively)	77,500	—
SHAREHOLDERS' EQUITY:
Multiple Voting Shares (no par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of September 30, 2025 and December 31, 2024)	—	—
Subordinate Voting Shares (no par value, unlimited shares authorized, 73,211,756 and 69,888,086 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively)	—	—
Exchangeable Shares (no par value, unlimited shares authorized, 6,673,966 and 7,017,866 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively)	—	—
Additional Paid-In Capital	285,476	306,652
Accumulated Deficit	(204,101)	(190,416)
Total Shareholders' Equity Attributable to the Company	81,375	116,236
Non-Controlling Interest	7,881	(38,544)
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	181,756	164,055
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$319,817	$310,502
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Operations
(Amounts Expressed in United States Dollars in Thousands, Except Share and Per Share Data, Unless Otherwise Stated)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenues, Net	$38,444	$63,821	$143,129	$147,859
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	26,686	30,379	79,375	73,217
Gross Profit	11,758	33,442	63,754	74,642
Operating Expenses:
General and Administrative	15,923	14,424	45,624	45,318
Sales and Marketing	703	620	2,193	1,779
Professional Fees	2,517	891	6,150	6,414
Depreciation and Amortization	3,994	3,731	11,736	11,170
Impairment Expense for Intangible Assets	—	6,300	1,900	6,300
Total Operating Expenses	23,137	25,966	67,603	70,981
Income (Loss) from Operations	(11,379)	7,476	(3,849)	3,661
Other (Income) Expense:
Interest Expense	1,819	2,255	6,014	7,054
Interest Income	—	—	(288)	—
(Gain) Loss on Equity Method Investments	—	(45)	(84)	31
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	36	(539)	2,097	(684)
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	17	—	(1,428)
Loss on Extinguishment of Debt	—	—	292	—
Other (Income) Expense, Net	(2,117)	61	(7,396)	154
Total Other (Income) Expense, Net	(262)	1,749	635	5,127
Income (Loss) From Operations Before Provision for Income Taxes	(11,117)	5,727	(4,484)	(1,466)
Provision for Income Taxes	1,071	8,935	8,968	9,972
Net Loss	(12,188)	(3,208)	(13,452)	(11,438)
Net Income to Non-Controlling Interest	106	41	233	146
Net Loss Attributable to the Company	$(12,294)	$(3,249)	$(13,685)	$(11,584)

Loss Per Share - Basic	$(0.19)	$(0.09)	$(0.32)	$(0.31)
Loss Per Share - Diluted	$(0.19)	$(0.09)	$(0.32)	$(0.31)

Weighted-Average Shares Outstanding - Basic	82,605,755	75,962,337	81,388,039	74,352,307
Weighted-Average Shares Outstanding - Diluted	82,605,755	75,962,337	81,388,039	74,352,307
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchange-able Voting Shares	Additional Paid-In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series B	Mezzanine Equity Preferred Series C	Mezzanine Equity Preferred Series D	Mezzanine Equity Preferred Series E	Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2024	4,754,979	69,888,086	7,017,866	$306,652	$(190,416)	$116,236	$65,084	$6,279	$15,000	$—	$(38,544)	$164,055
Net Income (Loss)	—	—	—	—	(10,060)	(10,060)	—	—	—	—	52	(10,008)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	2,105	—	2,105	—	—	—	—	—	2,105
Contingent Shares Payable in Connection with Camarillo Acquisition	—	—	—	20,265	—	20,265	—	—	—	—	—	20,265
Shares Issued for Conversion of Exchangeable Shares	—	128,842	(128,842)	—	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	466,181	—	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	26,604	—	82	—	82	—	—	—	—	—	82
Shares Issued for Payment of Interest on Convertible Debentures	—	8,495	—	—	—	—	—	—	—	—	—	—
Dividends - Preferred Shareholders	—	—	—	—	—	—	2,411	228	—	—	(4,577)	(1,938)
BALANCE AS OF MARCH 31, 2025	4,754,979	70,518,208	6,889,024	329,104	(200,476)	128,628	67,495	6,507	15,000	—	(43,069)	174,561
Net Income	—	—	—	—	8,669	8,669	—	—	—	—	75	8,744
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	2,944	—	2,944	—	—	—	—	—	2,944
Shares Issued and Shares Payable - NHC Business Acquisitions	—	116,427	—	2,579	—	2,579	—	—	—	—	—	2,579
Shares Issued in Connection with Camarillo Acquisition	—	500,000	—	—	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	1,677	(1,677)	—	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	623,189	—	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	95,483	—	276	—	276	—	—	—	—	—	276
Shares Issued for 2024 Bonus	—	208,772	—	1,114	—	1,114	—	—	—	—	—	1,114
Shares Issued for Payment of Interest on Convertible Debentures	—	129,409	—	646	—	646	—	—	—	—	—	646
Variable Interest Entity Consolidation	—	—	—	665	—	665	—	—	—	—	2,724	3,389
Dividends - Preferred Shareholders	—	—	—	—	—	—	2,547	241	—	—	(4,725)	(1,937)
BALANCE AS OF JUNE 30, 2025	4,754,979	72,193,165	6,887,347	337,328	(191,807)	145,521	70,042	6,748	15,000	—	(44,995)	192,316
Net Income (Loss)	—	—	—	—	(12,294)	(12,294)	—	—	—	—	106	(12,188)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	4,079	—	4,079	—	—	—	—	—	4,079
Shares Issued to Acquire Remaining Non-Controlling Interest in Consolidated Subsidiary	—	248,829	—	(600)	—	(600)	—	—	—	—	600	—
Issuance of Series E Preferred Shares and Exchange of Series B and Series C Preferred Shares for Series E Preferred Shares	—	—	—	—	—	—	(52,743)	(6,265)	—	77,500	—	18,492
Redemption of Series B and Series C Preferred Shares	—	—	—	—	—	—	(17,963)	(535)	—	—	—	(18,498)
Reclassification of Preferred Shares from Non-Controlling Interest to Additional Paid-In Capital	—	—	—	(52,323)	—	(52,323)	—	—	—	—	52,323	—
Shares Issued for Exercise of Warrants	—	7,812	—	—	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	213,381	(213,381)	—	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	500,674	—	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	47,895	—	169	—	169	—	—	—	—	—	169
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	—	(153)	(153)
Dividends - Preferred Shareholders	—	—	—	(3,177)	—	(3,177)	664	52	—	—	—	(2,461)
BALANCE AS OF SEPTEMBER 30, 2025	4,754,979	73,211,756	6,673,966	$285,476	$(204,101)	$81,375	$—	$—	$15,000	$77,500	$7,881	$181,756
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchangeable Voting Shares	Additional Paid-In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series B	Mezzanine Equity Preferred Series C	Mezzanine Equity Preferred Series D	Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2023	4,754,979	61,986,686	8,953,951	$280,696	$(190,935)	$89,761	$57,545	$5,608	$15,000	$(22,678)	$145,236
Net Income (Loss)	—	—	—	—	(18,331)	(18,331)	—	—	—	62	(18,269)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	3,272	—	3,272	—	—	—	—	3,272
Shares Issued for Exercise of Warrants	—	27,400	—	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	481,689	(481,689)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	195,710	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	65,883	—	149	—	149	—	—	—	—	149
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(47)	(47)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,627	155	—	(3,720)	(1,938)
BALANCE AS OF MARCH 31, 2024	4,754,979	62,757,368	8,472,262	284,117	(209,266)	74,851	59,172	5,763	15,000	(26,383)	128,403
Net Income	—	—	—	—	9,996	9,996	—	—	—	43	10,039
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	3,621	—	3,621	—	—	—	—	3,621
Shares Issued for Exercise of Warrants	—	27,356	—	100	—	100	—	—	—	—	100
Shares Issued for Conversion of Exchangeable Shares	—	629,882	(629,882)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	1,147,022	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	153,520	—	369	—	369	—	—	—	—	369
Shares Issued for 2023 Bonus	—	286,406	—	2,715	—	2,715	—	—	—	—	2,715
Shares Issued for Vested GH Group Non-Qualified Options	—	1,433,810	—	2,757	—	2,757	—	—	—	—	2,757
Shares Issued for Payment of Interest on Convertible Debentures	—	92,643	—	646	—	646	—	—	—	—	646
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(31)	(31)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,709	164	—	(3,808)	(1,935)
BALANCE AS OF JUNE 30, 2024	4,754,979	66,528,007	7,842,380	294,325	(199,270)	95,055	60,881	5,927	15,000	(30,179)	146,684
Net Income (Loss)	—	—	—	—	(3,249)	(3,249)	—	—	—	41	(3,208)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	2,947	—	2,947	—	—	—	—	2,947
Shares Issued for Shares Payable - NHC Business Acquisitions	—	465,797	—	3,834	—	3,834	—	—	—	—	3,834
Shares Issued for Exercise of Warrants	—	78,214	—	152	—	152	—	—	—	—	152
Shares Issued for Conversion of Exchangeable Shares	—	514,938	(513,974)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	792,423	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	562,976	—	1,291	—	1,291	—	—	—	—	1,291
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(31)	(31)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,794	171	—	(3,903)	(1,938)
BALANCE AS OF SEPTEMBER 30, 2024	4,754,979	68,942,355	7,328,406	$302,549	$(202,519)	$100,030	$62,675	$6,098	$15,000	$(34,072)	$149,731
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Nine Months Ended
	September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(13,452)	$(11,438)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Bad Debt Expense, Net of Recoveries	1,040	221
Loss on Disposal of Property and Equipment	93	—
Depreciation and Amortization	11,736	11,170
(Gain) Loss on Equity Method Investments	(84)	31
Impairment Expense for Intangible Assets	1,900	6,300
Non-Cash Operating Lease Costs	1,098	1,206
Loss on Extinguishment of Debt	292	—
Accretion of Debt Discount and Loan Origination Fees	337	1,356
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	2,097	(684)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	(1,428)
Share-Based Compensation	9,128	9,840
Changes in Operating Assets and Liabilities:
Accounts Receivable	(957)	(4,134)
Income Taxes Receivable	57	(1,311)
Prepaid Expenses and Other Current Assets	(1,850)	(2,430)
Inventory	(5,124)	(7,928)
Other Assets	3,308	173
Accounts Payable and Accrued Liabilities	(2,101)	9,347
Interest Payments on Finance Leases	(213)	(190)
Income Taxes Payable	—	(3,487)
Operating Lease Liabilities	(1,067)	(1,162)
Other Non-Current Liabilities	8,910	14,748
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,148	20,200
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(24,779)	(7,734)
Issuance of Note Receivable	(1,000)	—
Cash Received from Consolidation of Variable Interest Entity	215	—
NET CASH USED IN INVESTING ACTIVITIES	(25,564)	(7,734)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable	52,099	—
Proceeds from the Issuance of Preferred Shares	18,492	—
Redemption of Preferred Shares	(18,498)	—
Payments on Finance Leases	(736)	(405)
Payments on Notes Payable	(42,655)	(5,666)
Cash Received for Exercise of Options and Warrants	527	2,061
Distributions to Non-Controlling Interest Holders	(153)	(109)
Distributions to Preferred Shareholders	(5,812)	(5,811)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,264	(9,930)
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(7,152)	2,536
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	36,923	32,524
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$29,771	$35,060
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Nine Months Ended
	September 30,
	2025	2024
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid for Interest	$3,301	$4,518
Cash Paid for Taxes	22	25
Non-Cash Investing and Financing Activities:
Exchange of Series B and Series C Preferred Shares for Series E Preferred Shares	59,008	—
Reclassification of Preferred Shares from Non-Controlling Interest to Additional Paid-In Capital	52,323	—
Contingent Shares Payable in Connection with Camarillo Acquisition	20,265	—
Variable Interest Entity Consolidation	12,865	—
Shares Issued to Settle Shares Payable - NHC Business Acquisitions	2,579	3,834
Shares Issued for 2024 and 2023 Bonus, respectively	1,114	2,715
Shares Issued for Payment of Interest on Convertible Debentures	646	646
Shares Issued to Acquire Remaining Non-Controlling Interest in Consolidated Subsidiary	600	—
Recognition of Right-of-Use Assets for Finance Leases	403	937
Issuance of Shares Reserved from Vested GH Group Non-Qualified Options	—	2,757
Financing Lease Terminations and Amendments	—	22
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.    NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. As of September 30, 2025, the Company is a vertically integrated cannabis company that generates cannabis revenue in the state of California and has certain licensing agreements in Nevada and Florida. The Company, through its subsidiaries, cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores and provides dispensary operation management services in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and certain common share purchase warrants (the “Listed Warrants”) are listed on Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8, Canada.
Liquidity
Historically, the Company’s primary source of liquidity has been from its operations, capital contributions made by equity investors and preferred equity investors, and debt issuances. The Company is meeting its operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the nine months ended September 30, 2025, the Company had an accumulated deficit of $204.1 million, a net loss attributable to the Company of $13.7 million and net cash provided by operating activities of $15.1 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.
The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. The Company expects to continue to finance its operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the chance that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.
The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the years ended December 31, 2024 and 2023, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, filed on March 25, 2025, can be found on SEDAR+ at www.sedarplus.ca.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.
All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of September 30, 2025 and December 31, 2024, the consolidated results of operations for the three and nine months ended September 30, 2025 and 2024 and cash flows for the nine months ended September 30, 2025 and 2024 have been included.
The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024, and the related notes thereto, and have been prepared using the same accounting policies described therein.
Basis of Consolidation
These Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in Accounting Standards Codification (“ASC”) 810, Consolidation. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
Segmented Information
The Company currently operates in three reportable segments which are retail, wholesale biomass and cannabis-related consumer packaged goods (“CPG”). The retail segment includes Company owned and operated retail cannabis stores in the state of California and dispensary operation management services. The wholesale biomass segment includes the propagation, nursery, flowering canopy, drying, processing and distribution of cannabis biomass. The CPG segment includes the manufacturing, extraction, infusion, conversion, packaging and distribution of the Company’s branded cannabis products. Certain economic characteristics such as production processes, types of products, classes of customers, as well as distribution models differ between segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. As of September 30, 2025, all of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See Note 19 – Segment Information for further information.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Employee Retention Tax Credits
On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit (“ERC”). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Since the filing of the ERCs through September 30, 2025, the Company filed with the Internal Revenue Service credits totaling $11.6 million during the year ended December 31, 2023, of which $0.4 million was received during the year ended December 31, 2024 and $7.3 million was received during the nine months ended September 30, 2025, of which $1.1 million was accrued for interest. The Company will not recognize the remaining amount of $5.1 million claimed as of September 30, 2025 until it has been determined that the Company has reasonable assurance that the credits will be realized.
Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of September 30, 2025 and December 31, 2024, restricted cash was $3.5 million and $3.0 million, respectively, which is held in escrow accounts and used as an interest reserve primarily for the Senior Secured Credit Facility (as defined below) and Prior Credit Agreement (as defined below), respectively. See Note 11 – Notes Payable and Convertible Debentures for further discussion.
Accounts Receivable
The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Unaudited Condensed Consolidated Interim Balance Sheets, net of an allowance for credit losses. The Company analyzes the aging of accounts receivable, historical credit losses, customer creditworthiness and current economic trends in determining the allowance for credit losses. The Company does not accrue interest receivable on past due accounts receivable.
Accounts receivable, net is as follows (in thousands):

	September 30, 2025	December 31, 2024
Accounts Receivable Amortized Cost	$6,549	$5,693
Allowance for Credit Losses	(411)	(472)
Accounts Receivable, Net	$6,138	$5,221
The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Balance, Beginning of Period	$(446)	$(623)	$(472)	$(717)
Provision for Expected Credit Losses	(11)	(76)	(40)	(221)
Write-offs	46	292	101	531
Balance, End of Period	$(411)	$(407)	$(411)	$(407)
Interest Rate Derivative
The Company utilizes an interest rate swap, expiring on February 28, 2030, to manage its exposure to variability in future cash flows from interest rate fluctuations on its Senior Secured Credit Facility (as defined below). This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815, Derivatives and Hedging. The Company has not designated this contract for hedge accounting.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The interest rate swap is recorded at fair value within other non-current liabilities on the Unaudited Condensed Consolidated Interim Balance Sheet and changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Consolidated Interim Statement of Operations. The Company’s policy is not to enter into derivative instruments for trading or speculative purposes. Cash flows resulting from this derivative instrument are included within net cash provided by operating activities on the Unaudited Condensed Consolidated Interim Statement of Cash Flows.
The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap.
Earnings and Loss per Share
The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are anti-dilutive. Diluted earnings per share includes shares related to stock-based award plans, warrants and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures. See Note 15 – Loss Per Share for further information.
Recent Accounting Pronouncements Not Yet Adopted
ASU 2025-05
In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company beginning in the first quarter of 2026. Early adoption is permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2025-04
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for share-based consideration payable to a customer that contains a service-condition vesting feature. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2025-03
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2024-04
In November 2024, the FASB issued Accounting Standards Update 2024-04, Induced Conversions of Convertible Debt Instruments. ASU 2024-04 clarifies requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. To account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. ASU 2024-04 is effective for the Company beginning in the first quarter of 2026. Early adoption is permitted. ASU 2024-04 may be applied either prospectively to any settlements of convertible debt instruments that occur after the effective date or retrospectively by recasting prior periods and recognize a cumulative-effect adjustment to equity. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2024-03
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains those expenses in the notes to financial statements on an annual and interim basis. ASU 2024-03 also requires entities to include certain amounts that are required to be disclosed under existing U.S. GAAP to be included in the disaggregated income statement expense line item disclosures, disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the amount of selling expenses and the entity’s definition of selling expenses. ASU 2024-03 is effective for the Company beginning with the 2027 annual report. Early adoption is permitted. ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2023-09
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires annual disclosures of specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold and a disaggregation of income taxes paid, net of refunds. ASU 2023-09 also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. ASU 2023-09 is effective for the Company beginning with the 2025 annual report. Early adoption is permitted. ASU 2023-09 should be applied prospectively. Retrospective adoption is permitted. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
3.    CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains certain cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of September 30, 2025 and December 31, 2024, the Company has not experienced any losses with regards to its cash balances.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends and other information. For the three months ended September 30, 2025 and 2024, there was one customer that comprised 14% and 20%, respectively, of the Company’s revenues. For the nine months ended September 30, 2025 and 2024, that customer comprised 19% of the Company’s revenues in each period. Revenue for such customer is included in the Company’s wholesale biomass segment. As of September 30, 2025 and December 31, 2024, such customer had a balance due to the Company of $1.0 million and $1.1 million, respectively.
4.    INVENTORY

Inventory consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Raw Materials	$5,063	$2,913
Work-in-Process	8,885	4,572
Finished Goods	5,428	6,767
Total Inventory	$19,376	$14,252
5.    INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.
During the three months ended September 30, 2025 and 2024, the Company recorded nil and a net gain from equity method investments of $45 thousand, respectively. During the nine months ended September 30, 2025 and 2024, the Company recorded a net gain and a net loss, respectively, from equity method investments of $84 thousand and $31 thousand, respectively. Equity investments are classified as Level 3 investments in the fair value hierarchy. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.
As of September 30, 2025, the Company consolidated 5042 Real Estate Investment, LLC and its associated tenancy in common investment and recognized an increase of $3.4 million in total shareholders’ equity. See Note 6 – Property, Plant and Equipment.
On August 18, 2025, the Company acquired the remaining 76% ownership interest in a property located in Lompoc, California. See Note 6 – Property, Plant and Equipment.
6.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Land	$76,029	$70,888
Buildings	158,573	154,039
Furniture and Fixtures	1,752	1,483
Leasehold Improvements	15,581	15,574
Equipment and Software	11,267	11,094
Construction in Progress	15,707	6,456
Total Property, Plant and Equipment	278,909	259,534
Less Accumulated Depreciation and Amortization	(56,504)	(47,282)
Property, Plant and Equipment, Net	$222,405	$212,252

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the three months ended September 30, 2025 and 2024, the Company recorded depreciation expense of $3.8 million and $3.5 million, respectively. During the nine months ended September 30, 2025 and 2024, the Company recorded depreciation expense of $11.2 million and $10.6 million, respectively. The amount of amortization recognized for finance leases during the three months ended September 30, 2025 and 2024 was $0.2 million and $0.1 million, respectively. The amount of amortization recognized for finance leases during the nine months ended September 30, 2025 and 2024 was $0.6 million and $0.4 million, respectively. See Note 10 – Leases for further information.
On August 18, 2025, the Company acquired the remaining 76% ownership interest in a property located in Lompoc, California, the site of the Company’s manufacturing facility for a total purchase price of approximately $3.0 million. Title to the property was held as tenants-in-common (“TIC”) and the Company owned a 24% interest in this property prior to the acquisition. Upon completion of the acquisition, the Company holds 100% ownership. Rent expense related to this property was considered a related party transaction as the selling tenant-in-common’s company, Neo Street Partners LLC, was partially owned by an executive and board member of the Company (as further described in 18 – Related Party Transactions). This acquisition eliminates future related party rent expense associated with this property. The Company consolidated the property which resulted in a $0.5 million increase in Land and a $3.2 million increase in Buildings.
As of September 30, 2025, the Company consolidated 5042 Real Estate Investment, LLC and its associated tenancy in common investment and recognized a $4.8 million increase in Land and $0.7 million increase in Buildings.
7.     INTANGIBLE ASSETS

Intangible assets consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Definite Lived Intangible Assets
Customer Relationships	$587	$587
Intellectual Property	4,777	4,777
Total Definite Lived Intangible Assets	5,364	5,364
Less Accumulated Amortization	(3,576)	(3,034)
Definite Lived Intangible Assets, Net	1,788	2,330
Indefinite Lived Intangible Assets
Cannabis Licenses	9,970	11,870
Total Indefinite Lived Intangible Assets	9,970	11,870
Total Intangible Assets, Net	$11,758	$14,200
During the three months ended September 30, 2025 and 2024, the Company recorded amortization expense related to intangible assets of $0.1 million and $0.2 million, respectively. During the nine months ended September 30, 2025 and 2024, the Company recorded amortization expense related to intangible assets of $0.5 million in each period.
During the nine months ended September 30, 2025, the Company recognized $1.9 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition. During the nine months ended September 30, 2024, the Company recognized $6.3 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following is the future minimum amortization expense to be recognized as of September 30, 2025 for each of the following years (in thousands):

2025 (Remaining)	$181
2026	603
2027	470
2028	123
2029	123
Thereafter	288
Total Future Amortization Expense	$1,788
8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Accounts Payable	$4,555	$8,688
Accrued Liabilities	19,160	14,409
Accrued Payroll and Related Liabilities	2,551	4,058
Sales Tax and Cannabis Taxes	2,496	3,973
Total Accounts Payable and Accrued Liabilities	$28,762	$31,128
The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of September 30, 2025 and December 31, 2024 was approximately $0.1 million and $0.4 million, respectively.
9.    CONTINGENT SHARES PAYABLE AND EARNOUT LIABILITIES

Activity related to the contingent shares and earnout liabilities consisted of the following (in thousands):

Balance at December 31, 2024	$20,265
Reclassification of Contingent Shares Payable to Additional Paid-In Capital	(20,265)
Balance at September 30, 2025	$—

Balance at December 31, 2023	$34,589
Change in Fair Value of Contingent Liabilities	6,453
Balance at March 31, 2024	41,042
Change in Fair Value of Contingent Liabilities	(7,910)
Balance at June 30, 2024	33,132
Change in Fair Value of Contingent Liabilities	(967)
Balance at September 30, 2024	$32,165

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the three months ended September 30, 2024, the Company recorded a gain for the change in fair value of contingent liabilities of $1.0 million. During the nine months ended September 30, 2024, the Company recorded a gain for the change in fair value of contingent liabilities of $2.4 million. There was no change in the fair value of contingent liabilities recognized during the three and nine months ended September 30, 2025. Contingent shares and contingent liabilities are classified as Level 3 investments in the fair value hierarchy. The value of contingent shares is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs. The value of contingent liabilities is based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using a discounted cash flow model that is based on unobservable inputs. There were no transfers into or out of Level 3 of the fair value hierarchy.
Contingent Earnout – Camarillo Transaction
During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company was obligated to pay a contingent earnout fee of up to $75 million, payable in Equity Shares, if certain conditions and financial metrics were met. The contingent consideration was classified as a Level 3 investment in the fair value hierarchy. The value of the contingent consideration was based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and was measured at fair value using a discounted cash flow model that was based on unobservable inputs. During the quarter ended March 31, 2025, the measurement period concluded, and it was determined that the financial metrics were not met.
Contingent Shares – Camarillo Transaction
As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. In addition to the Equity Shares issued for the Option Right, the Company was obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. During the nine months ended September 30, 2025, the Company issued 500,000 shares related to the contingent payment. The Company is obligated to issue up to an additional 3,000,000 Equity Shares as a contingent payment, which are subject to certain conditions and events. As conditions related to the 3,500,000 Equity Shares were expected to be satisfied, in accordance with U.S. GAAP, the Company reclassified the $20.3 million value of the shares from contingent shares payable and earnout liabilities to additional paid-in capital on the Unaudited Condensed Consolidated Interim Balance Sheet during the three months ended March 31, 2025.
10.    LEASES

The following table presents components of lease cost (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$231	$166	$616	$436
Interest on Lease Liabilities	68	70	213	190
Operating Lease Cost	379	639	1,418	1,917
Short-Term Lease Costs	446	242	1,073	806
Total Lease Expenses	$1,124	$1,117	$3,320	$3,349

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Additional information related to the Company’s leases is as follows (in thousands, except lease term and discount rate):

	Nine Months Ended
	September 30,
	2025	2024
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$215	$185
Operating Cash Flows from Operating Leases	$1,645	$1,874
Financing Cash Flows from Finance Leases	$736	$405

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$403	$937
Recognition of Right-of-Use Assets for Operating Leases	$—	$458

Weighted-Average Remaining Lease Term (Years) - Finance Leases	3	3
Weighted-Average Remaining Lease Term (Years) - Operating Leases	6	6
Weighted-Average Discount Rate - Finance Leases	11.85%	11.74%
Weighted-Average Discount Rate - Operating Leases	12.63%	11.47%
Future minimum lease payments under non-cancelable finance and operating leases as of September 30, 2025 for each of the following years were as follows (in thousands):

	Operating Leases		Finance Leases
	Third Parties	Related Parties	Third Parties	Total
2025 (Remaining)	$355	$23	$338	$716
2026	1,447	93	1,011	2,551
2027	1,164	93	825	2,082
2028	537	93	332	962
2029	542	93	31	666
Thereafter	1,059	94	—	1,153
Total Future Minimum Lease Payments	5,104	489	2,537	8,130
Less: Imputed Interest	(1,203)	(148)	(338)	(1,689)
Present Value of Lease Liability	3,901	341	2,199	6,441
Less: Current Portion of Lease Liability	(1,036)	(46)	(941)	(2,023)
Present Value of Lease Liability, Net of Current Portion	$2,865	$295	$1,258	$4,418
As of September 30, 2025, the Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The lease terms included in the determination of the operating lease liabilities and future minimum rental payments reflect only the non-cancellable period of the leases and exclude periods covered by options to extend for which the Company is not reasonably certain it will exercise such options. These non-cancellable operating leases require monthly payments ranging from $800 to $25 thousand and expire through November 2032. Certain lease monthly payments related to non-cancellable operating leases may escalate up to 3.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.    NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Senior Secured Credit Facility	$50,000	$—
Senior Secured Credit Agreement	—	41,875
Convertible Debentures	16,006	16,006
2025 Lompoc Term Loan	2,997	—
Other	230	378
Total Notes Payable	69,233	58,259
Less: Unamortized Debt Issuance Costs and Loan Origination Fees	(383)	(63)
Net Amount	68,850	58,196
Less: Current Portion of Notes Payable	(36)	(7,644)
Notes Payable, Net of Current Portion	$68,814	$50,552
Senior Secured Credit Facility
On February 28, 2025, the Company refinanced its Prior Credit Agreement (as defined below) and entered into a new senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030 (the “Senior Secured Credit Facility”) with certain U.S.-based banks (together, the “Senior Secured Credit Facility Lender”). The Senior Secured Credit Facility is secured by a first priority lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of the Company’s assets excluding other real estate and is jointly and severally guaranteed by several of the Company’s subsidiaries.
Payments for the first two years are interest-only. Principal and interest payments will be made during the last three years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date. Interest payments began on April 1, 2025 and will be paid in monthly installments. The Senior Secured Credit Facility has optional and mandatory prepayments. The Company may make optional prepayments to repay the Senior Secured Credit Facility, in whole or in part, subject to paying an applicable premium. Mandatory prepayments include a change in control of the borrower subsidiaries including changes in parent company ownership or certain acquisition or controlling influence over the borrower subsidiaries.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 7.25% as of September 30, 2025, plus 1.25%.
On February 28, 2025, the Company entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030. See Note 12 – Derivative Instruments for more information.
Upon closing, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which is included in restricted cash, net of current portion in the Unaudited Condensed Consolidated Interim Balance Sheet as of September 30, 2025.
The Senior Secured Credit Facility contains a covenant which requires the Company to maintain liquidity in excess of $10 million at all times. The Senior Secured Credit Facility also contains a covenant which requires the Company to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted EBITDA minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares. As of September 30, 2025, the Company was in compliance with such financial covenants.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Prior Senior Secured Credit Agreement
On December 9, 2021 (the “Prior Senior Secured Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Prior Credit Agreement”), for total available proceeds of up to $100 million with funds managed by a U.S.-based private credit investment fund and other participating third-party lenders (together, the “Prior Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Prior Credit Agreement of $50 million. Beginning 24 months following the Prior Senior Secured Closing Date, the principal amount was repaid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount through the November 30, 2026 maturity date. Beginning on December 31, 2021, interest was paid in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate was contractually set to be no less than 10% per annum or exceed 12% per annum. As of December 31, 2024, the interest rate was 12%.
The Company had optional and mandatory prepayments. Mandatory prepayments included any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation was to be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Prior Credit Agreement. As of the Prior Senior Secured Closing Date, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which was included as restricted cash in the Unaudited Condensed Consolidated Interim Balance Sheet as of December 31, 2024. Additionally, the Company’s equity interests held in its subsidiaries, including, without limitation, in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC, which subsidiaries hold title to the Company’s real property, were pledged as security.
The Prior Credit Agreement contained a financial covenant which required the Company to maintain liquidity in excess of $10 million at all times. As of December 31, 2024, the Company was in compliance with such financial covenant. Additionally, there were certain covenants which required the Company to maintain a specific minimum debt service coverage ratio (the “DSCR”) measured quarterly beginning with the quarter ended December 31, 2022.
Amendments to the Prior Credit Agreement
On January 21, 2022, the Company amended and restated the Prior Credit Agreement (the “1st Amendment”) wherein certain events of default were waived by the Prior Senior Secured Lender.
On May 12, 2022, the Company amended and restated the Prior Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived by the Prior Senior Secured Lender, and the Company entered into an incremental term loan in the amount of $10 million (the “Incremental Term Loan”), for total available proceeds of $110 million payable in monthly installments at an interest rate of 10% per annum. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan was payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Prior Senior Secured Lender, with an exercise price of $11.50 per share, to acquire Equity Shares until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89 thousand related to the change in terms of the Prior Credit Agreement. In addition to receiving the $10 million in Incremental Term Loan, the Company paid $0.6 million in direct loan fees, which were recorded as a debt discount. On August 30, 2022, the Company fully repaid the $10 million Incremental Term Loan in cash.
In March 2023, the Company entered into another amendment to the Prior Credit Agreement by which the Prior Senior Secured Lender waived and deferred enforcement of certain covenants which require the Company to maintain the DSCR beginning with the quarter ended on June 30, 2023. In connection with the amendment to the Prior Credit Agreement, the Company paid an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023. The Company recognized amendment fees of $1.0 million as other expense and paid such fee on July 27, 2023.
On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Prior Senior Secured Lender to among other things approve of the GH Group Series C Preferred and GH Group Series D Preferred offerings and to amend the Prior Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20.0 million for the fiscal quarter period ended December 31, 2023, a Last Twelve Month (“LTM”) EBITDA of $20.0 million for the fiscal quarter period ended March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On February 28, 2025, the Company used proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Prior Credit Agreement term loan in the amount of $40.6 million plus fees and extinguished in its entirety the Company’s obligations under the Prior Credit Agreement. As a result, the Company recognized $0.3 million as a loss on extinguishment of debt in its Unaudited Condensed Consolidated Interim Statement of Operations.
2025 Lompoc Term Loan
On August 4, 2025, the Company entered into a term loan for an aggregate principal amount of $3 million maturing on August 4, 2035 (the “2025 Lompoc Term Loan”) with a U.S.-based bank (the “2025 Lompoc Term Loan Lender”). The 2025 Lompoc Term Loan requires monthly principal and interest payments commencing on September 4, 2025 and has an initial fixed interest rate of 8.5% for the first five years. Beginning September 4, 2030, the loan converts to a variable rate based on the Wall Street Journal prime rate plus 1%, resetting every five years, with a minimum floor rate of 5%. The loan is amortized over 25 years with a balloon payment due at maturity. Proceeds were used to acquire the remaining 76% ownership interest in a property located in Lompoc, California. See Note 6 – Property, Plant and Equipment for further information.
The 2025 Lompoc Term Loan is secured by a first-priority deed of trust on the Company’s Lompoc facility and a first priority lien on other assets of the Company excluding other real estate. The loan is jointly and severally guaranteed by several of the Company’s subsidiaries.
The 2025 Lompoc Term Loan includes covenants including the requirement to maintain a minimum debt service coverage ratio of 1.25x, measured annually at the guarantor level, Glass House Brands Inc.
Convertible Debentures
On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable semi-annually in arrears until April 15, 2027 (the “Maturity Date”). Interest is payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD $1.00 to CAD $1.27.
The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) CAD $4.08.
The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of September 30, 2025, the balance of $11.9 million and $4.1 million for the Series A Notes and Series B Notes, respectively remain outstanding.
The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. See Note 12 – Derivative Instruments for further information.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

As of September 30, 2025, the scheduled maturities of notes payable for each of the following years were as follows (in thousands):

Principal Payments
2025 (Remaining)	$10
2026	41
2027	19,049
2028	3,376
2029	3,381
Thereafter	43,376
Total Future Minimum Principal Payments	$69,233
12.    DERIVATIVE INSTRUMENTS

Assets or liabilities associated with our derivative instruments are recorded at fair value in other assets and other non-current liabilities on our Unaudited Condensed Consolidated Interim Balance Sheets. Gains and losses resulting from changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Consolidated Interim Statements of Operations.
Interest Rate Risk
The Company utilizes an interest rate swap to manage its exposure to variability in future cash flows associated with fluctuations in interest rates on its Senior Secured Credit Facility. This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815. The Company has not designated this contract for hedge accounting.
The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap. As of September 30, 2025 the interest rate swap fair value is in a liability position due to valuation inputs including projected changes in the forward interest rate curve.
Convertible Debenture Derivatives
The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a binomial lattice model that is based on unobservable inputs and are classified as Level 3 investments in the fair value hierarchy.
The following table presents the fair value of the Company’s derivative instruments not designated as hedging instruments (in thousands):

Derivative instrument	Financial Statement Line Item	September 30, 2025	December 31, 2024
Interest Rate Swap	Other Non-Current Liabilities	$(1,819)	$—
Convertible Debenture Conversion Feature	Other Assets	605	883
Total		$(1,214)	$883

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following table presents the change in fair value of the Company’s derivative instruments not designated as hedging instruments, including the initial recognition of fair value for the interest rate swap, as reported on the Unaudited Condensed Consolidated Interim Statements of Operations (in thousands):

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
Derivative instrument	Financial Statement Line Item	2025	2024	2025	2024
Interest Rate Swap	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	$12	$—	$1,819	$—
Convertible Debenture Conversion Feature	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	24	(539)	278	(684)
Total		$36	$(539)	$2,097	$(684)
13.    SHAREHOLDERS’ EQUITY

As of September 30, 2025 and December 31, 2024, the authorized share capital of the Company was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles of the Company to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. During the three months ended September 30, 2025, MPB amended and restated its Articles of Incorporation to provide for a new series of Exchangeable Shares that has substantially the same rights and obligations of the existing Exchangeable Shares. Until a holder exchanges its Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though it will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.
Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group, Inc. (“GH Group”) is 155,000 of which 55,000 shares are designated as shares of Series B Preferred Stock (“Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“Series C Preferred”), 15,000 shares are designated as shares of Series D Preferred Stock (“Series D Preferred”) and 80,000 shares are designated as shares of Series E Convertible Preferred Stock (“Series E Convertible Preferred”). The Series B Preferred and Series C Preferred were fully redeemed or converted and are no longer issued and outstanding.
Holders of GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote, except in connection with any changes to the Certificate of Incorporation or the Bylaws of GH Group that adversely affect the powers, preferences, privileges or rights of such GH Group Preferred Shares. Except as provided in the foregoing sentence, the Series B, Series C and Series D Preferred do not carry any voting rights and are not convertible. Except as provided above, the Series E Convertible Preferred do not carry any voting rights, except for limited protective provisions, and are convertible.
In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to its stockholders, in the following order of priority and before any payment shall be made to the holders of GH Group Common Stock: (i) Series B Preferred, (ii) Series C Preferred, (iii) Series D Preferred and (iv) Series E Convertible Preferred. GH Group may redeem the GH Group Preferred Shares from a holder, in whole or in part, only after certain trigger events described below have occurred, and the redemption price will equal the liquidation value plus any accrued and unpaid dividends.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time after the earlier of the following trigger events have occurred: (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange. Upon redemption, holders will receive the liquidation value plus any accrued and unpaid dividends.
The Series B Preferred and the Series C Preferred carried a 20% cumulative dividend rate, which increased by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. The Series E Convertible Preferred carry a 12% cumulative dividend rate. Dividends accrue in arrears annually and are payable in cash quarterly if and when declared by GH Group’s board of directors.
There were no shares of Series B Preferred and Series C Preferred issued and outstanding as of September 30, 2025. There were 49,969 shares of Series B Preferred issued and outstanding as of December 31, 2024; there were 5,000 shares of Series C Preferred issued and outstanding as of December 31, 2024; there were 15,000 shares of Series D Preferred issued and outstanding as of September 30, 2025 and December 31, 2024; and there were 77,500 and no shares of Series E Convertible Preferred issued and outstanding as of September 30, 2025 and December 31, 2024, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of GH Group Preferred Shares in the amount of $3.2 million and $3.9 million for the three months ended September 30, 2025 and 2024, respectively, and $12.5 million and $11.4 million for the nine months ended September 30, 2025 and 2024, respectively.
Share and Equity Transactions
During the nine months ended September 30, 2025, the Company through its subsidiary, GH Group, issued 77,500 shares of Series E Convertible Preferred in connection with the GH Group Series E Convertible Preferred financing with an aggregate value of $77.5 million comprised of the following: (i) existing Series B Preferred and Series C Preferred with aggregate face value of $58.5 million were exchanged for 58,473 shares of Series E Convertible Preferred, (ii) Series B Preferred and Series C Preferred dividends payable of $0.5 million were exchanged for 535 shares of Series E Convertible Preferred and (iii) a new private placement of 18,492 Series E Convertible Preferred with a face value of $18.5 million. The Company recorded the fair value of the shares of Series E Convertible Preferred in mezzanine equity in the amount of $77.5 million.
During the nine months ended September 30, 2025, the remaining, unexchanged shares of Series B Preferred and Series C Preferred were redeemed by the Company for $18.5 million in cash.
During the nine months ended September 30, 2025, the Company issued 248,829 shares to acquire the remaining non-controlling interest in a consolidated subsidiary.
During the nine months ended September 30, 2025 the Company issued 47,635, 26,840 and 41,952 Equity Shares in relief of deferred Equity Shares payable as contractually required for the fiscal year 2022 acquisitions of Natural Healing Center, LLC, NHC Lemoore, LLC and NHC-MB LLC, respectively. The Company reclassified $2.6 million of Equity Shares payable to equity.
During the nine months ended September 30, 2025, the Company issued 500,000 Equity Shares related to the Camarillo Transaction.
During the nine months ended September 30, 2025, the Company issued 208,772 Equity Shares valued at $1.1 million as settlement for the fiscal year 2024 bonus.
During the nine months ended September 30, 2025, the Company issued 137,904 Equity Shares in payment of $0.6 million of accrued interest.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
On August 8, 2025, the Company entered into agreements with the minority members of SBDANK, LLC (“SBDANK”), pursuant to which the Company acquired the remaining 49% noncontrolling interest in SBDANK. The agreements resulted in the Company obtaining 100% ownership of SBDANK. As consideration for the acquisition, the Company issued 248,829 shares of its common stock to the former minority members.
The Company recorded income attributable to a non-controlling interest during the three months ended September 30, 2025 and 2024 of $106 thousand and $41 thousand, respectively. The Company recorded income attributable to a non-controlling interest and during the nine months ended September 30, 2025 and 2024 of $233 thousand and $146 thousand, respectively.
The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.
Variable Interest Entity
The table below summarizes information for entities that primarily hold real estate assets used in the Company’s operations. The Company has concluded these entities to be VIEs as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.
The aggregate balances of VIEs included in the accompanying Unaudited Condensed Consolidated Interim Balance Sheets and Unaudited Condensed Consolidated Interim Statements of Operations were as follows below as of and for the nine months ended September 30, 2025 (in thousands):

September 30, 2025
Current Assets	$851
Non-Current Assets	7,251
Total Assets	$8,102

Current Liabilities	$(9)
Non-Current Liabilities	231
Total Liabilities	$222

Revenues, Net	$207
Net Income Attributable to Non-Controlling Interest	$185

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.    SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. During the Company’s annual and special meeting of the shareholders held on June 20, 2025, disinterested shareholders approved a second amended and restated equity incentive plan (the “Second Amended Incentive Plan”) for purposes of instituting a one-time fixed increase to the rolling 10% share reserve to give effect to the number of shares issuable under the market-based restricted stock units as discussed below.
The Second Amended Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Second Amended Incentive Plan (unless the Second Amended Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.
Stock Options
A reconciliation of the beginning and ending balance of stock options outstanding was as follows:

	Number of Stock Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2024	529,002	$3.10
Exercised and Forfeited	(196,165)	3.10
Outstanding as of September 30, 2025	332,837	3.10
As of September 30, 2025 and December 31, 2024, options vested and exercisable were 332,837 and 529,002, respectively. During the three months ended September 30, 2025 and 2024 and the nine months ended September 30, 2025, there was no share-based compensation expense recognized related to stock options. During the nine months ended September 30, 2024, the Company recognized $3 thousand in share-based compensation expense related to stock options which was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. As of September 30, 2025, options outstanding had a weighted-average remaining contractual life of 0.74 years.
Restricted Stock Units
A reconciliation of the beginning and ending balance of restricted stock units outstanding was as follows:

Number of Restricted Stock Units
Unvested as of December 31, 2024	3,334,286
Granted	4,235,730
Vested	(1,590,044)
Forfeited	(103,884)
Unvested as of September 30, 2025	5,876,088

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the three months ended September 30, 2025 and 2024, the Company recognized $3.6 million and $2.9 million, respectively, in stock-based compensation related to restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Consolidated Interim Statements of Operations. During the nine months ended September 30, 2025 and 2024, the Company recognized $8.5 million and $9.8 million, respectively, in stock-based compensation related to restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. The fair value of the restricted stock units granted was determined using the value of the Equity Shares at the date of grant.
Market-Based Performance Restricted Stock Units
The Company’s market-based performance restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If market conditions are not met but service conditions are met, the market-based performance restricted stock units will not vest; however, any compensation expense that was recognized to date will not be reversed. The Company amortizes the fair value of market-based performance restricted stock units over the requisite service period and recognizes compensation cost on a straight-line basis over the service period. The number of shares of common stock, if any, to be issued for these awards is determined based on the achievement of specific share price targets during the performance period, as measured by the volume weighted average price over the 90 trading days ending on the last day of a fiscal quarter. The time-based vesting occurs on the third anniversary of the grant date and requires the participant to remain in the eligible service of the Company through that time. Awards that vest prior to the fourth anniversary of the grant date will settle out 50% on the fourth anniversary of the grant date, and 50% on the fifth anniversary of the grant date. Any additional awards that vest between the fourth and fifth anniversary of the grant date will settle 100% on the fifth anniversary of the grant date.
Fair value of the market-based restricted performance stock units is determined using the Monte-Carlo simulation with the following assumptions during the nine months ended September 30, 2025:

Expected term (in years)	3.00
Expected volatility	72%
Weighted-average volatility	72%
Risk-free interest rate	3.92%
Dividend rate	—%
A reconciliation of the beginning and ending balances of market-based performance restricted stock units, presented with the maximum number of shares that could potentially vest, was as follows:

	Number of Market-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2024	0	$—
Granted	3,000,000	2.01
Unvested as of September 30, 2025	3,000,000	2.01

The weighted-average grant date fair value of market-based performance restricted stock units granted during the nine months ended September 30, 2025 was $2.01.
As of September 30, 2025, there was $5.4 million of unrecognized compensation expense related to unvested market-based performance restricted stock units which is expected to be recognized over a weighted-average period of approximately 2.62 years. The Company recognizes compensation cost on a straight-line basis over the service period for the entire award.
During the three and nine months ended September 30, 2025, the Company recognized $0.5 million and $0.6 million, respectively, in stock-based compensation related to market-based performance restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Consolidated Interim Statements of Operations.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Stock Appreciation Right Units
The Company has authorized and issued certain stock appreciation rights (“SARs”) which are issued to various employees of the Company. The SARs vested 33% one year after the grant date and the remaining 67% vested monthly over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SARs as liabilities which are included in accounts payable and accrued liabilities in the Unaudited Condensed Consolidated Interim Balance Sheets. As of September 30, 2025 and December 31, 2024, the Company recorded a liability of $121 thousand in each period.
A reconciliation of the beginning and ending balance of the SARs outstanding was as follows:

Number of Stock Appreciation Rights Units
Outstanding as of December 31, 2024	44,804
Exercised	(12,662)
Forfeited	(4,870)
Outstanding as of September 30, 2025	27,272
During the three months ended September 30, 2025 and 2024, the Company recognized $50 thousand and $25 thousand, respectively, of expense related to the SARs. During the nine months ended September 30, 2025 and 2024, the Company recognized $50 thousand and $421 thousand, respectively, in expense related to SARs.
Warrants
A reconciliation of the beginning and ending balance of warrants outstanding was as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding as of December 31, 2024	44,384,041	$9.56
Exercised	(20,000)	5.00
Outstanding as of September 30, 2025	44,364,041	9.56
The following table summarizes the warrants that remained outstanding as of September 30, 2025:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	5.00	August 2027	10,719,541	10,719,541
Equity Shares	6.00	August 2028	2,980,000	2,980,000
			44,364,041	44,364,041
As of September 30, 2025, warrants outstanding had a weighted-average remaining contractual life of 1.16 years.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.    LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share (in thousands, except share and per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net Loss Attributable to the Company	$(12,294)	$(3,249)	$(13,685)	$(11,584)
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(3,177)	(3,903)	(12,479)	(11,431)
Adjusted Net Loss Attributable to the Company	$(15,471)	$(7,152)	$(26,164)	$(23,015)

Weighted-Average Shares Outstanding - Basic	82,605,755	75,962,337	81,388,039	74,352,307
Weighted-Average Shares Outstanding - Diluted	82,605,755	75,962,337	81,388,039	74,352,307

Loss Per Share - Basic	$(0.19)	$(0.09)	$(0.32)	$(0.31)
Loss Per Share - Diluted	$(0.19)	$(0.09)	$(0.32)	$(0.31)
For the three and nine months ended September 30, 2025 and 2024, diluted loss per share was the same as basic loss per share as the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures were anti-dilutive.
The following common equivalent shares were excluded from the loss per share - diluted calculation because their inclusion would have been anti-dilutive:

	For the Three Month Loss Per Share		For the Nine Month Loss Per Share
	As of September 30,		As of September 30,
	2025	2024	2025	2024
Stock Award Plans	9,208,925	4,062,223	9,208,925	4,062,223
Warrants	44,364,041	44,391,920	44,364,041	44,391,920
Contingent Shares	—	3,000,000	—	3,000,000
Convertible Preferred Shares	77,500	—	77,500	—
Convertible Debentures	2,276,502	1,721,269	2,276,502	1,721,269
Total	55,926,968	53,175,412	55,926,968	53,175,412
Net loss attributable to the Company is adjusted for dividends and various other adjustments as defined in ASC 260, Earnings Per Share. After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consisted of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Current:
Federal	$2,011	$9,221	$8,890	$11,316
State	(940)	(286)	78	(1,344)
Total Current	1,071	8,935	8,968	9,972

Deferred:
Federal	—	—	—	—
State	—	—	—	—
Total Deferred	—	—	—	—
Total Provision for Income Taxes	$1,071	$8,935	$8,968	$9,972
The Company has used a discrete effective tax rate method to calculate taxes for the three and nine months ended September 30, 2025 and 2024. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three and nine-month periods ended September 30, 2025 and 2024.
As the Company operates in the legalized cannabis industry, it is subject to the limits of Internal Revenue Code (“IRC”) Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct certain expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.
Based on legal interpretation, it is the Company’s position that it does not owe taxes attributable to the application of Section 280E. Additionally, the Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740, Income Taxes, due to the evolving interpretations of Section 280E. The Company included in the balance of total unrecognized tax benefits as of September 30, 2025 a potential benefit of $29.8 million that if recognized would impact the effective tax rate on income from operations, of which $18.8 million is related to its tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E. The Company included in the balance of total unrecognized tax benefits as of December 31, 2024 a potential benefit of $20.9 million that if recognized would impact the effective tax rate on income from operations, of which $12.1 million is related to its tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.
The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may, from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.
As of September 30, 2025, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. The 2020 federal tax return of CA Manufacturing Solutions LLC and 2019 federal tax return of Natural Healing Center LLC (pre-acquisition) are currently under IRS examination. No other tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”) (Public Law 119-21), a comprehensive tax reform and spending reconciliation bill. The legislation includes several significant business-tax provisions, notably affecting Sections 163(j), 168(k) (Bonus Depreciation), 179, and 174 of the Internal Revenue Code. The provisions most beneficial to the Company relate to the limitation on business interest expense under Section 163(j) and Bonus Depreciation for qualified property.
The OBBBA restores the more generous interest deduction limitation under Section 163(j) that had applied from 2018 through 2021. Under this amendment, the limitation is permanently based on earnings before interest, taxes, depreciation, and amortization (“EBITDA”), rather than earnings before interest and taxes (“EBIT”). Beginning with tax years starting after December 31, 2024, taxpayers may again add back depreciation and amortization in computing adjusted taxable income for purposes of Section 163(j).
Additionally, for taxable years beginning after December 31, 2025, the OBBBA clarifies that any capitalized interest, other than amounts capitalized under Sections 263(g) and 263A(f), is treated as interest subject to the Section 163(j) limitation.
The OBBBA also revives and permanently extends 100% bonus depreciation under Section 168(k) for qualified property acquired and placed in service on or after January 20, 2025. Qualified property generally includes tangible personal property with a recovery period of 20 years or less and qualified improvement property (“QIP”). Property is treated as acquired when a written binding contract is entered into to acquire the property. Property placed in service prior to January 20, 2025 remains eligible for 40% bonus depreciation.
The Company has incorporated the applicable income-tax effects of OBBBA in its income tax provision for the three months ended September 30, 2025. The impact primarily reflects the reinstatement of the EBITDA-based limitation under Section 163(j), which increased the amount of deductible interest expense for the period. The Company also updated its deferred tax balances to reflect the enacted changes under OBBBA.
Management will continue to monitor the implementation of the OBBBA and evaluate any additional impacts on the Company’s deferred tax balances and effective tax rate.
17.    COMMITMENTS AND CONTINGENCIES

Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licenses and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company was in compliance with applicable local and state statues, regulations, and ordinances as of September 30, 2025 and December 31, 2024, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.
Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2025 and December 31, 2024, there were no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Element 7 Transaction and Litigation
On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against Element 7 CA, LLC (“E7”) and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements. Through the process of litigation, on September 19, 2023, E7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where E7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if E7 paid GH Group $1.9 million by December 15, 2023, then E7 would have been entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, E7 would retain ownership of its cannabis retail licenses.
E7 failed to pay GH Group $1.9 million by December 15, 2023, and it also failed to subsequently pay GH Group the $2.9 million that was due under the Element 7 Settlement.
On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against E7 for the amount of $2.9 million in favor of GH Group.
On November 19, 2024, C and H Holdings (“C and H”) filed a breach of contract claim among other claims against E7 and other E7 related entities (“C and H Lawsuit”). In addition, C and H requested that the court appoint a receiver for E7 so that the assets could be used to satisfy C and H’s claims under its loan agreement with E7 and the related E7 entities that were included in the lawsuit. C and H also named GH Group in the lawsuit to prevent GH Group from satisfying its judgment against E7.
GH Group opposed the C and H Lawsuit. On April 30, 2025, the court dismissed the lawsuit against GH Group.
On October 30, 2025, GH Group assigned its judgment against Element 7 to NUG Inc. (“NUG”) in exchange for a firm commitment buying agreement where NUG agreed to purchase from GH Group a certain amount of its CPG products until such time as NUG purchased either (x) net revenue in excess of $7.2 million or (y) realized net profits in excess of $1.4 million. For purposes of calculating such amounts, NUG shall receive credit for all qualifying purchases made by NUG on or after November 1, 2024.
Catalyst Litigation
The Company was the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements made by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70-80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes.
The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California’s Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in the United States and has purposefully structured its business to profit from the illicit market. The Company has categorically denied all such allegations and asserted affirmative defenses.
On May 20, 2024, the Company voluntarily dismissed without prejudice the defamation lawsuit against the Catalyst Defendants.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by Discount Med against Glass House for unfair competition. The Court granted Glass House’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in Glass House’s favor, awarding costs against the plaintiff and concluding the case. On August 7, 2024, Discount Med filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. No dates have been set as of yet for the appeal as the appellate record has not yet been finalized.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.    RELATED PARTY TRANSACTIONS

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provided for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the three months ended September 30, 2025 and 2024 was $49 thousand and $93 thousand, respectively. Rent expense for the nine months ended September 30, 2025 and 2024 was $236 thousand and $280 thousand, respectively. On August 18, 2025, the Company acquired the remaining 76% undivided ownership interest in the property located in Lompoc, California. This acquisition eliminates future related party rent expense associated with this property. See Note 6 – Property, Plant and Equipment.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64 thousand, increasing to $69 thousand for year two and increasing five percent per annum thereafter. Rent expense for the three months ended September 30, 2025 and 2024 was $20 thousand in each period. Rent expense for the nine months ended September 30, 2025 and 2024 was $60 thousand in each period.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment is $144 thousand and increasing three percent per annum thereafter. Rent expense for the three months ended September 30, 2025 and 2024 was $48 thousand and $67 thousand, respectively. Rent expense for the nine months ended September 30, 2025 and 2024 was $120 thousand and $202 thousand, respectively.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand, increasing three percent per annum thereafter. Rent expense for the three months ended September 30, 2025 and 2024 was $13 thousand and $9 thousand, respectively. Rent expense for the nine months ended September 30, 2025 and 2024 was $31 thousand and $27 thousand, respectively.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended September 30, 2025 and 2024 were $35 thousand in each period. Consulting fees for the nine months ended September 30, 2025 and 2024 were $105 thousand in each period.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.    SEGMENT INFORMATION

Operations by reportable segment for the three months ended September 30, 2025 were as follows (in thousands):

	Three Months Ended September 30, 2025
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$12,255	$21,231	$4,958	$—	$38,444
Cost of Goods Sold	6,089	17,116	3,481	—	26,686
Gross Profit	6,166	4,115	1,477	—	11,758
Operating Expenses:
General and Administrative	3,594	2,465	234	9,630	15,923
Sales and Marketing	453	119	7	124	703
Professional Fees	10	76	—	2,431	2,517
Depreciation and Amortization	360	3,113	261	260	3,994
Income (Loss) from Operations	1,749	(1,658)	975	(12,445)	(11,379)
Other (Income) Expense:
Interest Expense	30	1,184	36	569	1,819
Loss on Change in Fair Value of Derivative Asset and Liability	—	12	—	24	36
Other Income, Net	(544)	(480)	(809)	(284)	(2,117)
Total Other (Income) Expense Net	(514)	716	(773)	309	(262)
Income (Loss) Before Income Taxes	$2,263	$(2,374)	$1,748	$(12,754)	$(11,117)
Total Assets as of September 30, 2025	$20,793	$245,927	$18,594	$34,503	$319,817

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the three months ended September 30, 2024 were as follows (in thousands):

	Three Months Ended September 30, 2024
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$11,214	$47,830	$4,777	$—	$63,821
Cost of Goods Sold	6,262	20,738	3,379	—	30,379
Gross Profit	4,952	27,092	1,398	—	33,442
Operating Expenses:
General and Administrative	3,370	3,631	255	7,168	14,424
Sales and Marketing	474	60	10	76	620
Professional Fees	16	77	1	797	891
Depreciation and Amortization	377	2,906	185	263	3,731
Impairment Expense for Intangible Assets	—	—	—	6,300	6,300
Income (Loss) from Operations	715	20,418	947	(14,604)	7,476
Other (Income) Expense:
Interest Expense	39	34	5	2,177	2,255
Gain on Equity Method Investments	—	—	—	(45)	(45)
Gain on Change in Fair Value of Derivative Asset	—	—	—	(539)	(539)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	17	17
Other (Income) Expense, Net	(20)	53	12	16	61
Total Other Expense Net	19	87	17	1,626	1,749
Income (Loss) Before Income Taxes	$696	$20,331	$930	$(16,230)	$5,727
Total Assets as of December 31, 2024	$26,216	$235,576	$12,589	$36,121	$310,502

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the nine months ended September 30, 2025 were as follows (in thousands):

	Nine Months Ended September 30, 2025
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$36,305	$91,636	$15,188	$—	$143,129
Cost of Goods Sold	18,625	50,209	10,541	—	79,375
Gross Profit	17,680	41,427	4,647	—	63,754
Operating Expenses:
General and Administrative	10,617	8,175	513	26,319	45,624
Sales and Marketing	1,380	312	40	461	2,193
Professional Fees	11	265	5	5,869	6,150
Depreciation and Amortization	1,095	9,236	650	755	11,736
Impairment Expense for Intangible Assets	—	—	—	1,900	1,900
Income (Loss) from Operations	4,577	23,439	3,439	(35,304)	(3,849)
Other (Income) Expense:
Interest Expense	98	2,779	45	3,092	6,014
Interest Income	—	(288)	—	—	(288)
Gain on Equity Method Investments	—	—	—	(84)	(84)
Loss on Change in Fair Value of Derivative Asset and Liability	—	1,819	—	278	2,097
Loss on Extinguishment of Debt	—	—	—	292	292
Other Income, Net	(2,054)	(2,221)	(810)	(2,311)	(7,396)
Total Other (Income) Expense Net	(1,956)	2,089	(765)	1,267	635
Income (Loss) Before Income Taxes	$6,533	$21,350	$4,204	$(36,571)	$(4,484)

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the nine months ended September 30, 2024 were as follows (in thousands):

	Nine Months Ended September 30, 2024
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$32,020	$102,830	$13,009	$—	$147,859
Cost of Goods Sold	16,653	46,904	9,660	—	73,217
Gross Profit	15,367	55,926	3,349	—	74,642
Operating Expenses:
General and Administrative	10,150	9,127	1,019	25,022	45,318
Sales and Marketing	1,299	113	28	339	1,779
Professional Fees	25	176	34	6,179	6,414
Depreciation and Amortization	1,130	8,709	565	766	11,170
Impairment Expense for Intangible Assets	—	—	—	6,300	6,300
Income (Loss) from Operations	2,763	37,801	1,703	(38,606)	3,661
Other (Income) Expense:
Interest Expense	122	62	17	6,853	7,054
Loss on Equity Method Investments	—	—	—	31	31
Gain on Change in Fair Value of Derivative Asset	—	—	—	(684)	(684)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	(1,428)	(1,428)
Other Expense, Net	22	102	25	5	154
Total Other Expense Net	144	164	42	4,777	5,127
Income (Loss) Before Income Taxes	$2,619	$37,637	$1,661	$(43,383)	$(1,466)